SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayers’ ID (CNPJ) 76.483.817/0001 -20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431 - 1

SUMMARY OF THE SEVENTY NINTH EXTRAORDINARY
BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua Coronel Dulcídio, 800, Curitiba - PR. 2. DATE AND TIME: August 18, 2006 - at 2:00pm. 3. PRESIDING: João Bonifácio Cabral Júnior - Chairman; Rubens Ghilardi – Secretary.

4. RESOLUTIONS:

1.1 Approved, by unanimous vote, the appointment of Mr. Ricardo Goldani Dosso as Technical Officer of UEG Araucária Ltda’s Management Committee, replacing Mr. Robson Luiz Rossetin;

1.2. Approved, by unanimous vote, the appointment of Mr. Francisco Sérgio Barreto Munhoz da Rocha, Mr. Sérgio Luiz Lamy and Mr. José Danilo Tavares as Copel’s representatives on UEG Araucária’s Deliberative Committee, replacing the representatives of El Paso, which is no longer partner in the enterprise;

1.3. Approved, by unanimous vote, adjustments to UEG Araucária’s capital, via the capitalization of advances on a future capital increase booked on December 31, 2005 and March 31, 2006, and of the reinvestment and capitalization of amounts to be withdrawn as a capital reduction, arising from dividend and current account credits; and approved, by unanimous vote, the booking of advances for a future capital increase to cover maintenance and administrative expenses while UEG Araucária is not operating, the capitalization of these amounts being subject to approval of the Board of Directors;

1.4. Approved, by unanimous vote: a) procedures proposed by Copel Geração S.A. to render the Araucária Thermoelectric Plant operative, including the hiring of services and materials and the booking of expenses in Copel’s name, including those relative to the plant’s recommissioning, to be repaid opportunely by UEG Araucária Ltda.; b) the agreement entered into with Copel Geração on August 11, 2006, for the acquisition of gas related to said recommissioning, Copel Holding being the guarantor, and c) the continuation of negotiations with Petrobrás concerning the rental of UTE Araucária.

2. Approved, by unanimous vote, the rules, terms and conditions for the 4th debenture issue in the amount of R$ 600 million, as authorized by the 1684th Meeting of the Executive Board, of May 29, 2006, the 113th General Board of Directors’ Meeting, of June 20, 2006, and the 1695th Meeting of the Executive Board, of August 14, 2006, including the undertaking of all acts and procedures, on the part of the Executive Board, deemed necessary for the successful execution of said issue;

3. Approved, by unanimous vote, the payment of interest on equity by the wholly-owned subsidiaries to Copel Holding and by the latter to its shareholders, in this case following approval by the General Shareholders’ Meeting, to be held by April 2007, or before this date, if decided upon by the Board of Directors in accordance with the Company’s cash position;

4. Approved, by unanimous vote, the Executive Board’s proposal to amend the Bylaws of Copel Geração S.A., Copel Transmissão S.A. and Copel Telecomunicações S.A.;

5. Approved, by unanimous vote, the winding up of Copel Amec S.C. Ltda;

6. Approved, by unanimous vote, the proposed amendments to the Bylaws and Shareholders’ Agreement of Dona Francisca Energética S.A.; and the appointment of Mr. Osmari Penteado and Mr. David Severino de Rezende to the Board of Directors of said company;

7. Approved, by unanimous vote, the regulations governing the conduct of the Company’s Internal Audit Department;

8. Approved, by unanimous vote, the planning of the Company’s Internal Audit Department;

9. Approved, by unanimous vote, the appointment of Mr. Sérgio Montenegro Kraemer as Managing Officer of Braspower International Engineering Ltda.;

10. Authorized, by unanimous vote, the sale of Copel’s holdings in Escoelectric Ltda.; and authorized Lactec, in which Copel maintains a share, to sell its holdings in the same company, both to the same interested party, observing the procedures established by the Legal Department, including a public notice in order to verify the existence of other interested parties or a better proposal.

5. ATTENDANCE: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman; RUBENS GHILARDI – Executive Secretary; ACIR PEPES MEZZADRI; LAURITA COSTA ROSA; ROGÉRIO DE PAULA QUADROS; SÉRGIO BOTTO DE LACERDA.

This is a free translation of the Minutes of Copel’s 79th Special Board of Directors’ Meeting drawn up in the Company’s Book no. 6, registered with the Board Trade of the Paraná State under no. 05/095391-5, on August 8, 2005.

RUBENS GHILARDI
Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.